

July 28, 2014

Via E-mail
David A. Weber, Ph.D.
President and Chief Executive Officer
Otonomy, Inc.
6275 Nancy Ridge Drive, Suite 100
San Diego, California 92121

      Re: Otonomy, Inc.
              Registration Statement on Form S-1
              Filed July 11, 2014
              File No. 333-197365

Dear Dr. Weber:

We have reviewed your registration statement and have the following comment. In our comments, we ask that you provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement, if necessary, and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments and any amendment to your registration statement, we may have additional comments.

11. Subsequent Events, page F-31

1. Please provide us a detailed analysis as to what consideration was given to recording a beneficial conversion feature for the preferred stock issuance on April 23, 2014, particularly given the anticipated IPO price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Mary Mast at (202) 551- 3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Jennifer Knapp
        Wilson Sonsini Goodrich & Rosati, P.C.
        650 Page Mill Road
        Palo Alto, CA 94304